October 21, 2014

Via Edgar Filing and UPS overnight mail

Daniel Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington DC 20549

RE: Ashford Hospitality Trust, Inc.
Definitive Additional Soliciting Materials filed
October 10 and 17, 2014
Filed by UNITE HERE
File No. 001-31775

Dear Mr. Duchovny,

We are in receipt of your letter of October 17, 2014 and endeavor to provide the requested support below.

1(a) Your statement, referring to a low valuation of Ashford Inc., that it is an "incentive [that] casts doubt on the notion that a low valuation is intended solely to protect the REIT's tax status." (October 10, 2014)

We calculate 2014 EBITDA at $11 million, based on figures in Ashford Inc.'s pro forma in its prospectus. <FNi> Ashford Inc.'s unaudited pro forma balance sheets in the prospectus report $34.8 million in cash. <FN ii> If that $34 million in Ashford Inc. cash is subtracted from JMP and Baird's valuation ranges of $48 to $64 million, Ashford Inc. is left with a valuation range of $14 to $30 million. As a multiple of EBITDA, this gives Ashford Inc. a valuation of 1.3x to 3x EBITDA excluding cash, or 4.3x to 5.8x EBITDA including cash.

By contrast, two recent analyst reports value Ashford Inc. much higher. Whitesand's "fair-value estimate is $26.2 per shares based on a pro-form share count of 3.902mn" or a value of $102 million. <FN iii> MLV & Co. notes "Our work on comparable fee-oriented asset managers indicates that these types of companies trade within a range of 10x up to 40x;" their sum-of-the-parts valuation values Ashford Inc. at 20x earnings, or $289 million.<FN iv>

In its Prospectus, Ashford Inc. discloses that if gain from the Ashford Inc. spinoff is too great, Ashford Trust could lose its REIT status. <FN v>

On the record date of the spin-off, Ashford's Chair/CEO, Monty Bennett, and his father, Chairman Emeritus Archie Bennett, will value 1.6 million shares of deferred compensation of Trust that they will use to buy Ashford Inc. shares immediately before the spin-off of Inc. <FN vi> The Inc. shares will be based on an update of existing valuations by Baird and JMP, summaries of which are published in Ashford Inc.'s Prospectus.<FN vii> The lower the valuation of Inc., the greater the proportion of the company's equity that insiders will be able to purchase in the deferred compensation transaction.

1(b) Your statement that Ashford Inc. "may be uninvestable for REIT-specific index funds." (October 17, 2014)

Ashford Inc. will be a C-Corp, not a REIT. A number of index funds have investment guidelines allowing them to invest exclusively in REITs.

Vanguard's REIT Index Fund, which owns 6.91% of shares outstanding in AHT (making it the company's largest single investor), can specifically only invest in equity REITs:

The Fund attempts to track the investment performance of a benchmark index that measures the performance of publicly traded equity REITs.

The Fund attempts to hold each stock contained in the MSCI US REIT Index in roughly the same proportion as represented in the Index itself. For example, if 5% of the MSCI US REIT Index were made up of the stock of a specific REIT, the Fund would invest approximately the same percentage of its assets in that stock.

The MSCI US REIT Index is made up of the stocks of publicly traded equity REITs that meet certain criteria. For example, to be included initially in the Index, a REIT must meet a minimum market capitalization threshold and have enough shares and trading volume to be considered liquid. In line with the Index, the Fund invests in equity REITs only. [emphasis mine] <FN viii>

Provide us supplemental support for your references to the valuations conducted by Whitesand and by MLV&Co. (October 17, 2014)

See above and attached excerpts from recent reports by Whitesand (8/13/14, p.2) and MLV & Co (8/11/14, p. 4).

Sincerely,

Andrew J. Kahn

AJK:ja

________________________________________________
<FN i> Ashford Inc. Prospectus p. 73 http://www.sec.gov/Archives/edgar/data/1604738/000110465914071118/a14-15248_1424b3.htm#SelectedUnauditedProFormaFinancia_153419
<FN ii> Ashford Inc. Prospectus, p. F-3
http://www.sec.gov/Archives/edgar/data/1604738/000110465914071118/a14-15248_1424b3.htm
<FN iii> Whitesand Research LLC report dated 8/13/2014, p. 2
<FN iv> MLV & Co. report dated 8/11/2014, p. 2, 4.
<FN v> Ashford Inc. Prospectus, p. 5
http://www.sec.gov/Archives/edgar/data/1604738/000110465914071118/a14-15248_1424b3.htm
<FN vi> Ashford Inc. Prospectus, p. 28,
http://www.sec.gov/Archives/edgar/data/1604738/000110465914071118/a14-15248_1424b3.htm
<FN vii> Ashford Inc. Prospectus, p. 39-54, http://www.sec.gov/Archives/edgar/data/1604738/000110465914071118/a14-15248_1424b3.htm]
<FN viii> https://personal.vanguard.com/pub/Pdf/p123.pdf?2210073503

MLV & Co Investment Research Ashford Hospitality Trust, Inc.

2Q Review: Two for the Price of One; Reiterate BUY

At current valuations, investors can acquire the REIT at NAV and get the external advisor for free

We believe that at current valuations, investors can acquire the REIT at over a 15% discount to year-end 2015 NAV and get Ashford Advisor for free. In our Sum-of-the-Parts calculation we estimate that the REIT is worth $11.38 per share, assuming a 15% external manager discount, and that the external advisor is worth $2.65, based on the fee stream that we are currently aware of. However, like NSAM, we expect Ashford to materially grow the asset base that the external advisor will manage. As such, we see that $2.65 per share value moving up materially as we get more clarity surrounding the businesses Ashford plans to enter, including the potential acquisition of Remington Hospitality. Unfortunately, we may not get that clarity until after the spin-off is completed in late 3Q.

We continue to believe that the asset manager is worth materially more outside the REIT than housed within it. Our work on comparable fee-oriented asset managers indicates that these types of companies trade within a range of 10x up to 40x. NSAM, which was recently spun out of NRF, is the best comp for AHT and currently trades at 21.3x 2015 EPS.

NSAM, which was recently spun out of NRF, may be Ashford Inc.'s closest comp; it trades at 21.3x 2015 EPS

Exhibit 3: Comparable Company Valuations to Ashford Inc.

	Price	Market Cap (M)	2015E P/E Multiple
Real Estate Asset Managers			
NSAM	**$18**	**$3,341**	**21.3x**
AAMC	$598	$1,342	40.9x
ASPS	$84	$1,834	9.2x
BAM	$45	$30,937	27.6x
CNS	$42	$1,873	19.5x
Real Estate Asset Managers			**27.7x**
Small Traditional Asset Managers			
APAM	$54	$4,018	14.4x
CLMS	$12	$253	21.2x
GBL	$77	$1,993	13.8x
PZN	$10	$125	15.7x
VRTS	$205	$1,873	15.6x
Small Traditional Asset Managers			**14.8x**
MLP GPs			
AHGP	$69	$4,153	13.8x
ATLS	$42	$2,180	16.2x
ETE	$56	$30,323	27.5x
NSH	$41	$1,747	23.5x
TRGP	$130	$5,478	40.1x
WGP	$55	$12,024	42.1x
MLP GPs			**30.3x**
Market-Cap Weighted Avaerage			**27.5x**

Source: MLV Research, Thomson Reuters, Company Filings

**AAMC multiple on 2013 EPS*

We also believe that Ashford Inc. is likely to grow its fee base to include businesses outside of AHT and AHP. We expect the company to raise capital to expand the securities investment business, and, while management has not confirmed, we have heard that the company has, in fact, received commitments of $75M for its hedged equity strategy platform. We would expect

August 11, 2014 3

MLV & Co Investment Research | Ashford Hospitality Trust, Inc.

We estimate that Remington's management fee stream is in the ballpark of $30M per year

Ashford Inc. to acquire Remington Hospitality from AHT's chairman as well. Remington is a third-party property management company. While we don't know what the fees to Remington are, we can speculate that they are in the ballpark of $30M per year, as Remington manages 75 of AHT's 115 assets and we forecast AHT's management fees to be almost $45M in 2014. However, for Ashford Inc. to benefit from that fee stream, the company will likely have to acquire it from AHT's chairman, which could happen in an all-stock transaction following completion of the spin-off.

We apply a 20x multiple on Ashford Inc. and a 15% discount to NAV on Ashford Trust to derive our SOTP valuation

Sum-of-the-Parts Valuation. Our SOTP valuation assumes only the fee streams from management of AHT and AHP for Ashford Inc. and the $75M in AUM we understand management has already raised. It also assumes $28M in operating expenses, as guided by management on last quarter's earnings call. Valued at 20x earnings, which is below the comparable companies from Exhibit 3, we estimate Ashford Inc. is worth $2.65 per share. Backing out the fee stream value and the securities portfolio from our year-end AHT NAV estimate, we calculate AHT's year-end 2015 real estate portfolio NAV to be $13.39. However, as discussed above, we would expect AHT to trade at a greater discount to NAV given the external management structure, but we believe that issue is at least partly mitigated by management's high level of insider ownership, better aligning management with shareholders than most other externally managed REITs. Nonetheless, we apply a 15% discount to NAV and derive an $11.38 value for the REIT. In aggregate, the combined company is worth $14.03.

Our sum-of-the-parts valuation is $14.03, illustrating material upside to the current stock price

Exhibit 4: Sum-of-the-Parts Valuation

Ashford Sum-of-the-Parts	
Ashford Advisor	
AHP Fees	$13
Pro-forma AHT Fees	$26
AUM Fees @$75M AUM	$2
REIT Fees	**$41**
REIT Expenses	($28)
Fee Earnings	$13
Value @ 20x	$254
Securities Portfolio	$35
Gross Value	$289
per share	**$2.65**
Ashford Trust	
AHT NAV	$1,751
Less 2015E AHP fees @ 20x	($260)
Less Securities Portfolio	($35)
Adjusted AHT NAV	$1,456
per share	**$13.39**
Trust Value at a 15% External Management Discount	**$11.38**
Sum-of-the-Parts Value	**$14.03**

Source: MLV Research, Company Filings

August 11, 2014 4

2
WhiteSand Research, LLC August 2014

Investment Summary

On February 27, 2014, real estate investment trust (REIT), Ashford Hospitality Trust, (NYSE: AHT) announced that its Board of Directors had approved a plan to spin-off its asset management business into a separate public listed company called Ashford Inc. Ashford Hospitality Trust currently owns 100% of Ashford Inc. The new company will trade on NYSE under the ticker AINC. The spin-off is expected to separate the asset management and advisory services business of the company from its hospitality investment business. The spin-off will be executed by Ashford Inc. offering its shares in exchange for the shares in a company called Ashford Hospitality Advisors LLC, currently a subsidiary of Ashford Hospitality Trust. Post spin-off, Ashford LLC will become a subsidiary of Ashford Inc. As part of the separation, Ashford Hospitality Trust will distribute a certain percentage, (up to a maximum of 100%) of its Ashford Inc. stock to its shareholders. A 100% distribution of Ashford Hospitality Trust's equity in Ashford Inc. would imply an issue of one Ashford Inc. share for every 35 shares of Ashford Hospitality Trust. The company expects to complete the distribution by the third quarter of 2014.

With minimal fixed assets, zero leverage, assured revenue stream through advisory agreements with Ashford Hospitality Trust and Ashford Prime the new company has a good potential for earnings growth. We believe that Ashford Inc. is a good bet on the asset management business.

Why spin?

Motivation for the spin-off likely comes from management's desire to take advantage of the different capital structures that are innate to its different businesses. We have seen management do this before when it spun off Ashford Hospitality Prime (NYSE: AHP) last year.

As an asset management and advisory services company, Ashford Inc's operations will not be very capital intensive, as it will operate with minimal fixed assets. The lodging investment business on the other hand is very capital intensive, and 80% of Ashford Hospitality Trust's total assets are hotel properties. Because the two companies operate separate business styles, it makes sense for the two to split in order to take advantage of their different capital structures.

2014 outlook

We expect Ashford Hospitality Trust to achieve revenues of $779.9mn, a decline of 17.2% over the previous year's revenue primarily on account of spin off of the high RevPAR hotels in the prime portfolio. With an adjusted EBITDA of $295.3mn, margin is expected to marginally improve from 36.9% in CY13 to 37.9% in CY14. As for Ashford Inc., based on management guidance of $38mn in revenues and $28mn in expenses, we estimate pro-forma EBIT margin to be 26.5% for CY14.

Valuation and recommendation

Prior to the spin-off, our fail-value estimate for Ashford Hospitality Trust is $13.7 per share, reflecting 21.4% upside to its most recent closing price of $11.29.

Following the separation, our base-case fair value estimate of the standalone Ashford Hospitality Trust is $13.4/share, reflecting upside potential of 18.7% to its current value.

For Ashford Inc. Our fair-value estimate is is $ 26.2 per share based on a pro-forma share count of 3.902mn.

Business overview

Ashford Hospitality Trust formed in August 2003 as Maryland Corporation, is a self-administered real estate investment trust. The Company focuses on all segments of the hospitality industry, within the United States. The company owns its properties and conducts its business through its operating partnership called Ashford Hospitality Limited Partnership. Some of the brands of Ashford Hospitality Trust includes Marriott, Hilton, Hyatt, IHG, Starwood and Independent.

The Company classifies its portfolio of assets as follows:

The Legacy Portfolio

The legacy portfolio comprises 86 hotel properties, 84 of which are wholly owned. Prior to the spin off of Ashford Hospitality Prime which occurred in November 2013, this portfolio used to include the 8 properties of the Prime portfolio and more recently the Pier House Resort which the company sold to Ashford Prime OP in March 2014.

Remington Lodging & Hospitality LLC currently manages 53 of these hotel properties. Remington is beneficially owned by Mr. Monty J. Bennett, chairman and CEO of Ashford Hospitality Trust and Mr. Archie Bennett, Jr.

PIM Highland Joint Venture

The PIM highland Joint Venture(JV) comprises 28 hotel properties which Ashford owns via a 71.74% equity stake and a 50% preferred equity stake. Despite owning a majority stake in the JV, the company is not actively involved in its management and control and hence adopts the equity method of accounting. As on the 30th of June 2014, the company's investment in the JV had a book value of $143.3mn. Ashford Hospitality Trust has stated that it is considering taking over the remaining equity interest in the JV.

Any recommendations contained in this report may not be suitable for all investors. Moreover, although the information contained herein has been obtained from sources believed to be reliable, its accuracy and completeness cannot be guaranteed. In addition, WhiteSand Research, LLC and employees of WhiteSand Research, LLC may hold positions or effect transactions contrary to recommendations mentioned herein. **This report may not be reproduced, copied, duplicated, or electronically forwarded without the expressed written permission of WhiteSand Research, LLC.**